UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Press Release

D.E MASTER BLENDERS 1753 N.V. to be delisted

from Euronext on 29 October

Amsterdam, 1 October 2013 – D.E MASTER BLENDERS 1753 N.V. (“DEMB”) announces that, in consultation with Euronext, DEMB’s listing will be terminated on Tuesday 29 October 2013. Monday 28 October 2013 will be the last day of trading of DEMB Shares on Euronext.

As a result of the acquisition of more than 95% of the DEMB Shares by Oak Leaf, Oak Leaf announced that the listing and trading of the Shares on NYSE Euronext Amsterdam (“Euronext”) would be terminated as soon as practically possible.

In order to acquire the Shares not already owned, Oak Leaf will commence statutory buy -out proceedings (“uitkoopprocedure”) in accordance with the Dutch Civil Code as soon as practically possible.

Reference is made to the press release of Oak Leaf, a newly incorporated company wholly owned by a Joh. A. Benckiser led investor group of 26 September 2013, announcing that approximately 95.27% of the issued and outstanding ordinary shares of DEMB (the “Shares”) are held by Oak Leaf.

For more information

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Sabine Post or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

About DEMB

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than EUR 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: October 1, 2013	By:	/s/ Michel M.G. Cup
Michel M.G. Cup Chief Financial Officer